THE COMPANY

GENCO RESOURCES LTD. IS A PUBLICLY TRADING MINING COMPANY FOCUSED ON DEVELOPING SILVER PROPERTIES IN MEXICO. ITS KEY ASSETS INCLUDE MINERAL CONCESSIONS COVERING THE TEMASCALTEPEC MINING DISTRICT AND THE OPERATING LA GUITARRA SILVER-GOLD MINE IN THAT DISTRICT. UNDER THE GUIDANCE OF AN EXCEPTIONALLY STRONG BOARD AND MANAGEMENT TEAM THE COMPANY IS COMMITTED TO UNLOCKING THE FULL POTENTIAL OF THE TEMASCALTEPEC DISTRICT. THE COMPANY AIMS TO CREATE SHAREHOLDER VALUE THROUGH RESOURCE GROWTH AND SIGNIFICANTLY INCREASED PRODUCTION WHILE REMAINING UNHEDGED.

2003	2004	2005	2006

Genco acquired La Guitarra Compania	The San Rafael ore zone is accessed and	Diamond drilling extends the San Rafael	A 50,000 metre diamond drill program in
Minera S.A. de C.V. from Wheaton River	production from the zone commences.	Zone to the southeast while the zone re-	the Temascaltepec District is initiated of
Minerals Ltd. Included in the purchase were		mains open at depth.	which approximately 25,000 metres are
the rights to exploit concessions covering	The size of the Temascaltepec District is re-		completed during the year.
7,257 hectares in the Temascaltepec Min-	vealed as reconnaissance diamond drilling
ing District and the producing La Guitarra	and 3D IP surveys indicate the potential for		An updated reserve and resource report for
Mine.	significant mineral discoveries near La Gui-		the Temascaltepec District is issued.
tarra Mill and in the Nazareno, Coloso and
The previously undiscovered San Rafael ore	Mina de Agua areas of the district.		Ramp development was initiated to reopen
zone to the southeast of La Guitarra Mill is			the historical Nazareno and Mina de Agua
identified.			Mines for exploration and test mining.

2007 Highlights

Total exploration and infill drilling at La Guitarra Mine was over 27,000 metres

Test mining of surface ores in the Creston deposit at La Guitarra and the Santa Ana Vein at Mina de Agua provided critical information for the Feasibility Study and proved the economics of bulk mining surface ores

A Feasibility Study to determine the potential for significantly increased production at La Guitarra Mine was commissioned

Additional mining concessions were acquired or staked in the Temascaltepec District bringing the Company's holdings to over 39,714 hectares under ownership or control

2

ADDITIONAL DEVELOPMENT CONTRACTORS WERE HIRED TO ASSIST IN MINE EXPANSION

UNDERGROUND AND SURFACE MINING EQUIPMENT WAS PURCHASED TO ALLOW FOR ACCELERATED MINE DEVELOPMENT

TOTAL ADDITIONAL EXPLORATION DRILLING IN THE TEMASCALTEPEC DISTRICT WAS 14,000 METRES

THE COMPANY RAISED $25,000,000 THROUGH A PRIVATE PLACEMENT

THE MANAGEMENT TEAM AT LA GUITARRA MINE WAS STRENGTHENED THROUGH THE ADDITION OF GEOLOGISTS AND ENGINEERS WITH SIGNIFICANT MINE DEVELOPMENT AND EXPANSION EXPERIENCE

AN AGREEMENT WAS REACHED WITH THE COMMUNITY OF GODINES FOR THE PURCHASE OF OVER 420 HECTARES OF SURFACE RIGHTS COVERING STRATEGIC PORTIONS OF THE CRESTON, NAZARENO AND COLOSO DEPOSITS

3

2008 Goals

Complete the Feasibility Study in Q3

Add a third mill shift to allow full utilization of the existing mill starting in Q3

Commence production at Mina de Agua

Initiate surface development and new infrastructure construction prior to year end

4

Update reserve and resource for underground and open pit

Accelerate underground development for future expanded production

Assemble project financing for mine expansion and new mill and infrastructure construction

Complete a comprehensive long term mine plan for La Guitarra Mine

5

CHAIRMAN’S REVIEW

These are exciting times for the shareholders, employees and directors of Genco Resources. Our belief in the potential of the Temascaltepec Mining District and La Guitarra Mine is proving very much justified. During the past two years we focused our efforts on exploration and infill drilling to define ore bodies, followed by metallurgical studies and testing of mining methods to gather all the geological and economic information needed for envisioned production expansion. In 2007 we commissioned a Feasibility Study to determine the viability of significantly expanding production at La Guitarra Mine. Based on information obtained to date, and the ongoing collection and collation of data, we are confident the Feasibilty Study will support greatly expanded production and operations. We expect to receive the final report in the third quarter of 2008.

We are not sitting still while waiting on the outcome of the Feasibility Study. We are completely committed to the Temascaltepec District and realizing the full potential at La Guitarra Mine in the shortest time possible. Management continues to focus on the big picture. Current high metal prices have led to shortages within the mining industry. For this reason we are identifying equipment with long delivery lead times and purchasing these items or entering into purchase negotiations. An example of this is the recent purchase of a 3,000 tonne per day ball mill to be used in our planned new mill complex. Contractors and equipment suppliers are being sourced, new personal are being hired and trained, and professional staff are being recruited and hired, all in anticipation of an accelerated development and construction schedule upon the completion of the Feasibility Study.

We have been working diligently to protect our shareholders by building the most secure foundation possible for their investment. To ensure our legal right to develop La Guitarra Mine we purchased previously leased claims and an associated royalty. Our legal and community relations teams have for the past 12 months been building bridges within the local communities in the Temas-caltepec District to gain support for expanded mining and to negotiate the purchase of key surface rights in areas of interest. We will not invest in significant infrastructure without a strong legal contract covering the affected surface area. These negotiations are paying dividends as demonstrated by the purchase of surface rights covering part of the Creston surface deposit and historical Nazareno Mine from the community of Godines, and we expect several announcements regarding surface rights during 2008.

Our plans for 2008 focus on completion of the Feasibility Study, mine expansion and continued district exploration. With the completion of the Feasibility Study and a comprehensive mine plan, the focus at La Guitarra Mine will shift from the collection and collation of raw data to permitting, constructing a new mill, developing mining infrastructure necessary to feed the new mill, developing support infrastructure, acquisition of mining equipment and hiring and training additional personal in all areas of operations. We will continue to develop Mina de Agua, and expect before the year’s end that this will be our second production centre. The District remains largely unexplored with under 5% of the known vein area having been drill tested. Exploration work will continue in order to assist in identifying future production centres and information for potential production increases beyond those already envisioned.

We anticipate during 2008 and 2009, as we work to expand long term production at La Guitarra Mine, that metal production will continue to be variable. As we accelerate development to allow for future higher mining rates, there is the potential for an increase in the amount of development ore going to the existing mill. In addition as new staff is hired and trained and lower cost bulk mining methods are tested and incorporated, the operations at La Guitarra Mine will shift from mining low tonnages of high grade ore to mining all the economic ore. This transition will take time, but the result to the shareholder is expected to be much higher production, a lower mining cost and greater profits.

In 2007 we made great strides towards realizing the potential of La Guitarra Mine. We have a clear understanding of the steps required for mine expansion and we remain intently focused on executing our expansion plan as quickly as possible. During 2008 we expect to initiate the development and construction phase of mine and mill expansion. I am delighted our President, Greg Liller, has been able to assemble a team with a proven track record in exploration, mine design, development and operations who share his passion for developing La Guitarra Mine to its full potential, and am confident of their success.

Robert Gardner, QC
Chairman of the Board of Directors

May 5, 2008

TEMASCALTEPEC MINING DISTRICT

EL RINCON MINE
SAN SIMON
LA GUITARRA MINE
MINA DE AGUA

View from La Guitarra to the southeast

Historical mine works – Mina de Agua

TEMASCALTEPEC MINING DISTRICT – LOCATED IN ONE OF THE RICHEST MINING PROVINCES IN THE WORLD

The Temascaltepec Mining District is located in central Mexico State, Mexico. Geologically the District is located near the south end of the Sierra Madre Silver-Gold Metallogenic Province, historically one of the richest mining provinces in the world. Other notable mining camps of the Sierra Madre include Zacatecas, Aguascalientes, Guanajato, El Oro and Tasco. Genco has staked or leased substantially all of the Temascaltepec District and currently controls the rights to exploit 39,714 hectares.

The District is divided into four principal mineralized areas: Coloso/Nazareno in the northwest, Guitarra in the centre section and Mina de Agua and San Simon in the eastern portions of the District. To date Genco has identified outcropping veins covering over 65 kilometres of total strike length throughout the District. It is believed that a great deal of additional mineralization remains hidden under a thin cover of post mineralization basalt.

Prior to Genco initiating its systematic District exploration program, there is no known record of any large scale exploration program in the District. It is estimated that over 95% of the District remains largely unexplored.

8

GENCO HAS STAKED OR LEASED SUBSTANTIALLY ALL OF THE TEMASCALTEPEC DISTRICT AND CURRENTLY CONTROLS THE RIGHTS TO EXPLOIT 39,714 HECTARES

PUENTE
LA HOZ

Mining in the Temascaltepec District dates to pre-Columbian times, and the history of European mining dates to 1555 when Spanish miners began exploiting mineralized vein outcrops at surface. Early miners were limited by the technology of the day and were only able to exploit small sections of very high grade veins at or near surface.

Historical records show that from 1779-1783 up to 10% of the total mine output of Mexico came from the silver mines of Temascaltepec. The principal mines of the period in the Mina de Agua area included Quebradillas, El Zipotle, Santa Ana and Magdalena/ Santa Geurtudis. Mining throughout the District continued until 1810 when all mining in Mexico ceased during the Mexican War of Independence.

Afer 1820 the political and financial climate permitted small scale mining to return to Temascaltepec, but the District never regained its past glory. The only notable post independence mining in the District prior to the construction of La Guitarra Mine in 1992 was the El Rincon Mine, in the San Simon area, which was operated by American Rincon Mining Company from 1910 until the late 1930s.

Ruins of the El Rincon Mine

9

La Guitarra Mine

The existing La Guitarra Mine Complex is located in the central portion of the District and consists of La Guitarra Mill and substantial underground infrastructure in the San Rafael and La Guitarra Zones. La Guitarra Mine utilizes standard cut and fill underground mining techniques and rubber tired trackless mining equipment. Access to the mine is via multiple adits at elevation intervals of approximately 50 metres.

The Company has retained Kappes, Cassiday and Associates to prepare a Feasibility Study to determine the economic feasibility of expanding production at La Guitarra Mine. Past mining at La Guitarra has only exploited narrow high grade portions of a much wider vein structure. Genco believes that the introduction of lower cost bulk mining techniques will allow a much larger portion of the vein to be economically exploited, significantly increasing metal production and profitability.

Production at La Guitarra Mine during 2007 was 572,778 equivalent silver ounces consisting of 304,368 ounces of silver and 5,177 ounces of gold. Production was 204,922 silver equivalent ounces less than in 2006. The decline in production was attributable to several factors mostly related to the long term expansion plans at La Guitarra Mine. In order to gain information relating to mining costs and metal recoveries, a bulk sample of over 16,000 tonnes of low grade surface ore was mined and milled during the first half of the year. During the second half of 2007 limited bulk mining from underground was introduced to determine the economics of mining lower grade ores, but in higher volumes. Despite the lower production of equivalent silver ounces, the direct mining and milling costs fell in 2007 to US$4.23 per equivalent silver ounce from US$4.71 in 2006. The Company is encouraged by the lower mining and milling cost and believes that, with large scale implementation of bulk mining methods, production costs will decrease further.

Late in 2007 new filter equipment was installed in La Guitarra Mine's 340 tonne per day flotation mill, which is expected to lower processing costs and allow the mill to be operated closer to its design capacity.

10

THE COMPANY IS ENCOURAGED BY THE LOWER MINING AND MILLING COST AND BELIEVES THAT, WITH LARGE SCALE IMPLEMENTATION OF BULK MINING METHODS, PRODUCTION COSTS WILL DECREASE FURTHER.
During 2007 much of the capital investment at La Guitarra Mine was focused on upgrading infrastructure and development to support envisioned large scale production. During the year the Company developed 4,855 metres of new ramps, drifts and cross cuts, opened ventilation raises and ore passes, constructed new warehouses, purchased equipment to be used in surface and underground development, relocated offices and hired additional development contractors. Though design work for the new mill complex and related infrastructure and the expanded mine plan will not be finalized until the infill drilling, metallurgical test work and the Feasibility Study are completed in 2008, management started laying the foundation for expansion at La Guitarra Mine in 2007.

Mina de Agua

KOMATSU

Mina de Agua is located in the east central portion of the District and is expected to be the second production centre developed in the District.

Prior to the Mexican War of Independence Mina de Agua was the most productive area in the Temascaltepec District. Several large scale mines, for the period, were known to have operated and today several historical mine structures, workings and dumps can still be identified.

In 2006, as part of a plan of focused systematic exploration of the Temascaltepec District, initial exploration on the Santa Ana and Cascaras Veins revealed significant high grade silver mineralization. Based on this initial exploration and promising results of metallurgical test work conducted on material obtained from old ore dumps, management made a decision to initiate development at Mina de Agua. In late 2006 an adit was collared and ramp development to access old mine workings and identified resources was initiated. To date over 385 metres of development have been completed and the vein and structure has been accessed.

By the end of 2006 a reserve of 144,000 tonnes grading 321 grams per tonne ("g/t") silver and 0.23 g/t gold and an inferred resource of 656,000 tonnes grading 333 g/t silver and 0.23 g/t gold had been identified at Mina de Agua. A new reserve and resource which will include drilling conducted in 2007 will be released in 2008.

12

In early 2007 negotiations were initiated with several parties in the area surrounding Mina de Agua to obtain certainty regarding long term access and surface rights to Mina de Agua and surrounding areas of interest. At the request of several of the parties involved in the negotiations, development work was temporarily suspended at Mina de Agua in mid 2007 pending the signing of a final contract.

2008 plans at Mina de Agua call for advancing the principal ramp using a mining contractor, developing areas for production and construction of maintenance facilities. Construction of a new ore storage and loading facility with improved highway access is also planned in order to enhance safety and reduce ore shipping times to La Guitarra Mill by over 20%.

THE PLANNED NEW ORE STORAGE AND LOADING FACILITY WITH IMPROVED HIGHWAY ACCESS WILL ENHANCE SAFETY AND REDUCE ORE SHIPPING TIMES TO LA GUITARRA MILL BY OVER 20%

GEOLOGY & EXPLORATION

Although the Temascaltepec District has a long history of mining and is home to the producing La Guitarra Mine, the District is largely unexplored using modern methods.

Silver-gold mineralization in the District is the product of a large low sulphidation hydrothermal system with host rocks ranging in age from Mesozoic schist and slates to Tertiary volcanic and intrusives. Ore grade mineralization is structurally controlled and varies in size from narrow high grade veins to bulk tonnage zones up to 70 metres in width.

The scale and size of this hydrothermal system creates the tremendous economic potential of the Temascaltepec Mining District. The core of the District is a mineralized belt over 15 kilometres long and at least 4 kilometres wide containing literally hundreds of documented veins.

Exploration is the first step in adding value for Genco’s shareholders: locating new deposits and increasing reserves are the base from which the Company can grow. The Company recognizes the tremendous potential of the Temascaltepec District lies in exploration and development to drive future increased production. This led Genco to embark on a systematic plan of exploration and development for the District beginning in 2006.

The first focus of this program was on exploration around existing infrastructure in order to identify resources which could be upgraded to reserves and quickly developed to support near term production goals. Following this, a systematic reconnaissance program was undertaken to identify exploration targets. Exploration drilling has followed on the most promising targets evaluating only one or two areas at a time. With a District the size of Temascaltepec, Genco recognizes that a methodical and focused approach to exploration is vital. By following this approach Genco hopes to identify multiple production centres to feed a proposed expanded mill facility at La Guitarra Mine.

During 2007 much of the exploration work was focused on in-fill drilling on resources identified in 2006, including the Creston surface deposit, in the immediate vicinity of La Guitarra Mill. Over 27,000 metres of core and reverse circulation drilling took place in the Guitarra area. The information gained from this drilling will be used to model the ore bodies and prepare a detailed mine plan. Other exploration work conducted during the year included nearly 14,000 metres of core drilling primarily on the Santa Ana Vein in the Mina de Agua area.

Reconnaisance work, surface mapping and sampling continued to define new exploration targets throughout the District during this time. As infill drilling near La Guitarra Mine is completed, exploration drilling will shift to the Nazareno/Coloso and San Si-mon areas on targets selected during the reconnaissance phase of the program.

MAXIDRILL
315C

Analysing exploration data

Sample preparation

AREAS OF CURRENT WORK

Nazareno Development
La Guitarra Mine
La Guitarra Mill
Temascaltepec
Mina el Rincon
Mineralized corridor 15 km long 4 km wide
San Rafael Mine
Mina de Agua
Genco's concessions
Current operations
Known veins at surface
5 km

15

ENVIRONMENT & THE COMMUNITY

Genco believes being a good corporate citizen relates directly to its overall performance. We strive to be a positive part of the communities in which our operations are located and enrich the lives of our employees and their families by offering education, training, economic opportunity and a safe and healthy work environment.

WATER

As part of our commitment to the environment we have commissioned an ongoing study of the significant water courses located within the Temascaltepec District. The first study of its type ever conducted, this study will create a data base of water quality in the District throughout the year. This information will allow Genco and other users to identify changes in water quality, determine if they are the result of natural or man-made events and take action if required.

Water is a limited resource, and Genco strives reduce the consumption of first use water and to recycle whenever possible.

ENVIRONMENT

As condition of our operating permits at La Guitarra we are required to remediate areas affected by our operations once activities in an area are complete. We take this responsibility seriously and are not only committed to remediating areas affected by our operations, but we strive to exceed the level of remediation required by law if possible.

As part of our long term plans in the Temascaltepec District we hope to reintroduce many of the indigenous species of wildlife which have disappeared due to the encroachment of human activities and subsistence hunting. Genco has commissioned a study to identify native wildlife and make recommendations on wildlife reintroduction.

OUR EMPLOYEES

At La Guitarra we are committed to providing a safe and healthy work environment. Each year we conduct hundreds of hours of safety training where employees are instructed in safe work practices.

All employees have access to and are required to use modern safety equipment.

As we expand at La Guitarra we will be hiring and training many new employees and offering existing employees the opportunity to move within the organization. We believe it is important to offer jobs and the opportunity for advancement based on qualifica-tions and ability. We have promoted scholarships and internships to students in mining related fields. We also actively promote the participation of woman particularly in positions where they have traditionally been underrepresented.

In the Community

Our participation in the community is both direct and indirect. We directly participate by employing community members and by donating money to local schools and churches, sponsoring local events and sports teams and donating man power, materials and equipment for projects supported by local communities.

Our indirect participation and support of local communities is through the taxes generated by our operations and the spin off effects through the local economy. La Guitarra is the largest private employer in the Municipality of Temascaltepec. It is the taxes we pay to the state which substantially pay for the costs of the local medical clinic and schools.

In 2007 Genco commissioned the investment banking firm of Pablo Rion y Asociados to prepare a socioeconomic study in accordance to World Bank Standards regarding the proposed expansion of mining and milling operations at La Guitarra. The study indicated the proposed mine expansion would in the first seven years return a significant social cost benefit, generating a social benefit internal rate of return of 38.5%. The main identified benefits of the project were jobs, improved health care, taxes, improved access to education, improved infrastructure and additional public services. The main identified costs of the project were water consumption, a potential environmental impact and increased demand for health care services.

17

MANAGEMENT

Gregory K. Liller
President, Genco Resources Ltd.

Gregory K. Liller has more than 30 years experience in exploration and mine development, 15 of which have been spent in Mexico. In the 1990s he served as Exploration Manager for several interrelated Canadian and Australian companies; managing the exploration and construction of the Lluvia de Oro Gold Mine in Sonora, development of the Magistral Gold Mine in Sinaloa, and initiated exploration of the Ocampo Gold Silver Mining District in Chihuahua.

In 1999 Mr. Liller joined Gammon Lake Resources as Vice President of Exploration and continued the development of the Ocam-po Mining District, expanding the resource and reserve base and supervising the completion of a positive feasibility study in 2005. The first gold pour at Ocampo was achieved in early 2006. Ocam-po uses heap leach and conventional milling recovery circuits. Mr. Liller was instrumental in the formation of Gammon Lake’s sister company, Mexgold Resources in 2003, and its acquisition of the El Cubo Gold-Silver Mine, Guanajuato, Mexico, in 2004. Over the subsequent year and a half, Mr. Liller oversaw programs which resulted in the doubling of El Cubo’s reserve base and expanded production from approximately 30,000 ounces on an annualized rate to over 75,000 ounces gold equivalent when he left to join Genco.

Wayne Moorhouse
Vice-President Finance, Genco Resources Ltd.

Wayne Moorhouse graduated from the University of British Co-lumbia in 1992 with a B.A., and then went on to complete the academic requirements for his Chartered Financial Analyst (CFA) designation in 1999. Mr. Moorhouse has considerable experience in project planning, budgeting, administration and corporate fi-nance. Mr. Moorhouse has held senior management positions with a variety of public and private companies.

Luis F. Sáenz
Manager of Exploration, Genco Resources Ltd.

Luis Sáenz graduated from the Universidad de Chihuahua with a bachelor’s degree in Geology. Mr. Sáenz has over 20 years’ experience in the exploration and mining industry, working for Peñoles, Gammon Lake Resources and several other Canadian and Australian companies. Mr. Saenz’s professional experience includes Project Manager for the Magistral Gold Mine, exploration geologist for the Peñasquito Project; and Chief Geologist at the Ocampo Gold-Silver Mine.

Hector M. Sáenz Renteria
General Manager, La Guitarra S.A. de C.V.

Hector Sáenz graduated from Universidad Autonomo de Chi-huahua with a degree in Mining Engineering and Metallurgy. Mr. Sáenz has more than 20 years of experience in the mining industry working for several major mining companies including Goldcorp Inc. and Penoles. Mr. Sáenz has held a number of senior positions including Mine Manager at the Los Filos Mine and Superintendent of Operations and Planning at Mina La Herra-dura. During his career Mr. Sáenz has been directly involved in the expansion and construction of a number of open pit and underground mines.

Dean MacInnis
Administration Manager, La Guitarra S.A. de C.V.

Dean MacInnis attended St. Francis Xavier University, Nova Sco-tia Institute of Technology and Nova Scotia Eastern Institute of Technology and holds several industry related professional designations. Mr. MacInnis has over 23 years of relevant mining and engineering experience as well as extensive experience in plant operations. Prior to joining Genco Mr. MacInnis was part of the management team at Mexgold Resources responsible for the production expansion at the El Cubo Mine.

BOARD OF DIRECTORS

Robert Gardner

Mr. Gardner holds two law degrees from Cambridge University, is a Queen’s Counsel and is the Chairman of the Board of Directors of Genco. Mr. Gardner is an experienced board member, particularly of mining companies. He specializes in Acquisitions, Structure and Governance and was instrumental in the acquisition of Genco’s La Guitarra Mine.

James M. McDonald

Mr. McDonald received his B.Sc. in Geology at the University of Alberta in 1983. Since 1988 Mr. McDonald has worked in the resource sector of mining exploration building startup companies. He co-founded four publicly listed companies – Black Bull Resources, White Knight Resources, National Gold Corporation (which amalgamated with Alamos Minerals forming Alamos Gold Inc.) and Kootenay Gold Inc. Mr. McDonald continues to serve as a director of Alamos Gold Inc., Genco Resources Ltd., Golden Chalice Resources Ltd. and Amador Gold Corp.

W. Gordon Blankstein

Mr. Blankstein holds a B.Sc. Agriculture and an M.B.A. from the University of British Columbia. He is best known as an entrepreneurial international financier, having raised billions of dollars. Mr. Blankstein has founded many companies and has overseen their operations until the companies were sold. The most notable of these enterprises include ICG, GST Telecommunications, NACT Telcom, New World Network and Bestel. Mr. Blankstein is also the founder of the Mountain View Conservation Society.

Richard W. Hughes

Richard Hughes is President of Hastings Management Corp., a private management company providing administrative and professional services to public companies engaged in mineral exploration. He is also President of five companies listed on the TSX Venture Exchange (TSX-V): Klondike Gold Corp., Klondike Silver Corp., Abitibi Mining Corp., Sedex Mining Corp., Amador Gold Corp. He is Chairman of Golden Chalice Resources Inc. and Chalice Diamond Corp. and Director of nine other TSX-V listed companies.

Leslie Goodman

Mr. Goodman, a M.A. in Law from Cambridge University, qualified and practised as a Solicitor in London. Mr. Goodman held the position of CEO for ACE Global Markets, ACE Strategic Advisors Inc. and Jardine Lloyds Advisors Limited. He was a Director and Head of International M & A with Barclays de Zoete World Limited, and Director of Corporate Finance with Hill Samuel. He is Executive Chairman of Erinaceous Insurance Services Limited and Chairman of Chapelthorpe plc. He is also a Director of several companies traded on AIM and other exchanges.

Brian R.D. Smith

Mr. Smith is a lawyer and Queen’s Counsel. During his career, Mr. Smith served as Minister of Energy and Mines, Education Minister and Attorney General in the Province of British Columbia, as well as Chairman of BC Hydro and Chairman of Canadian National Railways. Mr. Smith is presently a Public Policy Advisor with Gowl-ings, Lafleur, Henderson LLP in Toronto, Ontario.

Eduardo Luna

Mr. Luna recently retired as the Executive Vice-President of Gold-corp Inc. and President of Luismin S.A. de C.V., Goldcorp’s mining operation in Mexico. He has a degree in Advanced Management from Harvard University, an M.B.A. from Instituto Tecnológico de Estudios Superiores de Monterrey and a B.Sc. in Mining Engineering from Universidad de Guanajuato. He has held various executive positions with Minera Autlan and Industrias Peñoles. Mr. Luna is former President of the Mexican Mining Chamber and of The Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines, University of Guanajuato. Currently he is Chairman of Silver Wheaton Corp. as well as director of several other public Canadian companies.

James R. Anderson

Mr. Anderson is a successful businessman with extensive interests in oil and gas production and real estate development and rental. He has a BSB (business) and LLB (law) from the University of Minnesota.

DETAILED RESERVES & RESOURCES

AS OF DECEMBER 31, 2006

Reserves
Category	Area	tonnes	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Proven	Guitarra NW	3,000	404	2.29	519	39,000	200	49,000
	Guitarra Central	2,600	338	2.54	465	28,000	200	38,000
	Guitarra SW	14,900	563	8.74	1,000	270,000	4,200	480,000
	Subtotal	20,500	511	7.00	862	337,000	4,600	567,000
	Surface Creston	77,400	113	2.20	223	281,000	5,500	556,000
Total Proven		97,900	196	3.21	357	618,000	10,100	1,123,000
Probable	San Rafael	200,000	243	2.04	345	1,563,000	13,100	2,218,000
	San Rafael HW	24,900	278	1.02	329	223,000	800	263,000
	Nazareno	61,900	667	0.64	699	1,328,000	1,300	1,393,000
	Santa Ana	144,000	321	0.23	333	1,486,000	1,100	1,541,000
Total Probable		430,800	332	1.17	391	4,600,000	16,300	5,415,000
Total Proven and Probable		528,700	307	1.55	384	5,217,000	26,300	6,532,000
Near Surface Resources
Measured	Creston	570,000	60	0.60	90	1,100,000	11,000	1,650,000
Indicated	Creston	691,000	78	0.75	116	1,733,000	16,600	2,563,000
Total M + I	Creston	1,261,000	70	0.68	104	2,833,000	27,600	4,213,000
Inferred Resources
Area		tonnes	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
La Guitarra Down Dip		1,684,000	284	3.77	473	15,378,000	203,500	25,553,000
La Guitarra SE		1,170,000	360	2.10	465	13,543,000	78,800	17,483,000
La Guitarra NW Extension		1,100,000	284	3.77	472.5	10,045,000	132,900	16,690,000
Santa Ana		656,000	333	0.23	344	7,014,000	4,800	7,254,000
El Nuevo Descubrimiento		243,000	606	3.79	795.5	4,735,000	29,500	6,210,000
Las Animas – Socorro		364,500	551	3.16	709	6,458,000	36,900	8,303,000
Rincon		234,900	611	3.84	803	4,615,000	28,900	6,060,000
Magdalena – Sayas		243,000	455	0.88	499	3,555,000	6,900	3,900,000
Purisima		113,400	551	3.16	709	2,009,000	11,500	2,584,000
Subtotal Underground Inferred		5,808,800	361	2.87	504	67,352,000	533,700	94,037,000
Surface Creston		14,000,000	72	0.77	111	32,410,000	346,000	49,710,000
Total Inferred		19,830,000	156	1.38	225	99,440,000	877,000	143,290,000

Cut-off grades for the underground resources and reserves were based on a silver equivalent (eAg) of 135 grams per tonne (g/t) using US$11.00/oz silver (Ag) and US$550/oz gold (Au). A 50:1 silver to gold ratio was used in calculating eAg. Reserves and resources were calculated using information obtained from channel sampling and diamond drilling. For the Creston Open Cut, where ore will be mined from surface, a cut-off of 20 g/t eAg was used.

GENCO RESOURCES LTD.

FINANCIAL REVIEW

GENCO RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2007

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company” or “Genco”) should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2007 and 2006 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian generally aqccepted accounting principles (“GAAP”). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations and intentions. The words “may,” “would,” “could,” “will,” “intend,” “plan,” “believe,” “estimate,” “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Ca-nadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

BACKGROUND

The Company’s core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico.

Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate-China-town Mining District of Nevada, known as the Oest Claims. The Company also owns and maintains Crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property. At this time the Company has no plans to develop the Oest Claims or Transvaal Property, but will maintain all claims in good standing for future exploration or disposition.

LA GUITARRA MINE AND TEMASCALTEPEC MINING DISTRICT, MEXICO

Acquisition of La Guitarra

In August 2003 the Company completed the acquisition from Luismin S.A. de C.V. (“Luismin”) of La Guitarra Compañia Minera S.A. de C.V. (“La Gui-tarra”), a Mexican company which owns and operates La Guitarra Mine, a producing silver/gold mine located in central Mexico, and all associated assets, including the rights to explore and mine the entire Temascalte-pec Mining District. The purchase price was US$5,000,000 with an initial payment of US$1,000,000 of common shares of the Company made on closing and payments of US$500,000 payable on the first through eighth anniversaries of closing. All payments are payable in cash or common shares of the Company at its sole discretion. To date, the Company has issued 2,170,742 common shares and paid US$1,500,000 in cash to satisfy the initial payment and first four annual payments to Luismin.

La Guitarra’s Assets

La Guitarra assets include a 340 tonne per day flotation mill, mining equipment, mineral concessions and leases. At the time of purchase, La Guitarra had concessions covering 7,256 hectares of which 1,121 hectares were leased and 6,135 hectares were owned. Since the acquisition, La Guitarra has acquired additional concessions and, as of the date of this MD&A, the Company controls 39,714 hectares consisting of 767 hectares of leased and 38,947 hectares of owned concessions.

History of Mining in the District

Mining in the Temascaltepec District has taken place sporadically for over five centuries, but the District remains largely unexplored using modern methods. Upon acquiring La Guitarra, the Company commissioned geophysical studies and conducted small scale reconnaissance surface diamond drilling programs to assist in developing a systematic District exploration program. In August 2006 Genco initiated a District-wide exploration program with initial drilling focused in the immediate vicinity of La Guitarra Mill. The program’s objectives are expanded production in the current area of operations and to test potential new production centres in the District.

Resources and Reserves at La Guitarra Mine

By news release dated May 16, 2007 the Company released the results of an independent audit of mineral reserves and resources for La Guitarra Mine and the Temascaltepec Mining District. Reserves and resources as of December 31, 2006 were audited in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”) of the Canadian Securities Administrators. The report was prepared by

GENCO RESOURCES LTD.

Glenn R. Clark, P.Geo., a qualified independent person for NI 43-101 purposes. The results were as follows:

		Silver	Gold	Silver	Gold	Silver Eq.
Classification	Tonnes	(g/t)	(g/t)	(oz)	(oz)	(oz)
Reserve:
Proven	97,900	196	3.21	617,000	10,100	1,122,000
Probable	430,800	332	1.17	4,600,000	16,300	5,415,000
Proven + Probable	528,700	307	1.55	5,217,000	26,400	6,537,000
Resource:
Measured	570,000	60	0.60	1,100,000	11,000	1,650,000
Indicated	691,000	78	0.75	1,733,000	16,600	2,563,000
Measured + Indicated	1,261,000	70	0.68	2,833,300	27,600	4,213,000
Inferred	19,830,000	156	1.38	99,440,000	877,000	143,290,000

Underground reserves and resources were based on a silver equivalent (eAg) of 135 grams per tonne (g/t) cut-off, a US$40 per tonne mining and milling cost and 85% recovery for both silver and gold. Surface resources were calculated using a 20 g/t eAg cut-off. Reserves and resources were calculated using information obtained from channel sampling and diamond and core drilling. All estimations were based on US$550/oz gold and US$11/oz silver. A 50:1 silver to gold equivalency ratio was used in calculating silver equivalent ounces.

ACCOMPLISHMENTS

La Guitarra and San Rafael Mines

Since purchasing La Guitarra, the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine (collectively “La Guitarra Mine”). During the year ended December 31, 2007, capital investments focused on expanding infrastructure in La Gui-tarra Mine for increased future production and collecting geological and metallurgical information to assist in planning future exploration and development. Work during the period included:

  construction of 4,855 metres of ramps, cross cuts and drifts;
  27,106 metres of diamond drilling consisting of 12,997 metres of reverse circulation drilling and 14,109 metres of core drilling;
  opening new ore passes and ventilation raises;
  construction of new warehouse facilities;
  relocation of offices;
  mill upgrades and acquisition of additional mining equipment.

In January of 2007 La Guitarra secured permission to conduct a test of surface mining in conjunction with a surface stabilization program on the Creston area of La Guitarra Vein. As of December 31, 2006 the Creston had proven reserves of 77,400 tonnes grading 113 g/t silver and 2.2 g/t gold, measured resources of 570,000 tonnes grading 60 g/t silver and 0.60 g/t gold, indicated resources of 691,000 tonnes grading 78 g/t silver and 0.75 g/t gold, and an inferred resource of 14,000,000 tonnes grading 72 g/t silver and 0.77 g/t gold. See Genco’s news release dated May 16, 2007 for the effective date, assumptions, parameters and methods used in making this reserve and resource estimate. Management believes that the Creston area has the potential to be developed as a bulk tonnage low-moderate grade mining operation. Test mining was designed to provide baseline information for mineral recoveries and mining costs. Metallurgical lab work conducted to test the recoverability of mineral in the Creston ore prior to the test mining had been limited to samples taken from surface outcrops and other areas exposed to the elements. Tests have shown the oxide ores at surface were amenable to heap leach processing with metal recoveries from column tests ranging between 54%-83% for silver and 51%-68% for gold using relatively finely crushed material after 280 days with tests ongoing and metal recoveries rising. Tests have shown both oxide and sulphide ores are amenable to cyanide mill processing with metal recoveries from bottle roll tests of 90%-92% for both silver and gold.

By processing ore obtained from the Creston test mining/surface stabilization program, the Company was able to determine silver and gold recoveries using the conventional flotation circuit in the existing La Guitarra Mill. Initial recoveries on surface ore processed in the flotation mill were disappointing, but following adjustments to the reagent mix, grind and retention times recoveries improved dramatically. During the test recoveries improved from the low 70% range for silver and low 60% range for gold to over 80% recovery for both silver and gold. Mill staff is confident with further adjustments to reagents and the milling process the recoveries could approach the life of mine average recoveries of 82.60% for silver and 82.75% for gold of the mix of oxide and sulphide ores currently produced from underground.

During the year ended December 31, 2007, approximately 16,000 tonnes of ore grade material were taken from surface and processed in La Gui-tarra’s flotation mill. This amounts to an approximate 27% of total ore grade material produced in 2007. The Creston test mining was completed in April of 2007 and management is now assessing information collected from the test mining and ongoing test work to determine the economic feasibility of developing the Creston for future large scale production.

Nazareno

The historical Nazareno Mine is located approximately four kilometres northwest of La Guitarra Mine. During the year ended December 31, 2007, Company geologists remapped and sampled areas within existing infrastructure and developed plans for additional exploration drilling and development in 2008. Work was initiated during the year to upgrade the seasonal access road to allow for year round access; however, this work was temporarily suspended while the Company completed negotiations with the community of Godines to ensure unrestricted access at Naza-reno.

Mina de Agua

Sampling was conducted on the Santa Ana and Cascaras Veins at Mina de Agua (located approximately five kilometres southeast of La Guitarra Mine) during 2006. This information was used to develop a surface diamond drill program and during the year ended December 31, 2007 over 4,986 metres of drilling was completed bringing total drilling in the area to over 14,698 metres.

A decision was made in late 2006 to construct an underground exploration ramp to access the Santa Ana Vein to allow the extraction of test ore and collection of additional data prior to making a commercial production decision. In 2007 a development portal was collared and over 385 metres of underground ramps and drifts were developed to access the principal vein and historical workings.

General

The Company continues its efforts to contain costs. During November 2007 new equipment was installed and commissioned in La Guitarra Mill which is expected to reduce milling costs, based on current proven reserve average grades, by approximately US$3.00 per tonne of ore milled or US$0.24 per silver equivalent ounce produced. This new mill equipment was initially scheduled to arrive at La Guitarra in March of 2007; however, delays originating with the supplier resulted in the late arrival and installation.

On July 18, 2007 Genco announced that based on the success of preliminary metallurgical test work and the initial diamond drilling near La Guitarra Mine the Company had retained Kappes Cassiday and Associates Ltd. to prepare a Feasibility Study for the construction of an up to 5,000 tonne per day combined heap leach and milling operation to process ore from La Guitarra underground mine and the Creston surface deposit. To

GENCO RESOURCES LTD.

assist in the preparation of the Feasibility Study the majority of the diamond drilling conducted in 2007 was infill drilling on the existing mineral resource. As this infill drilling is completed, drill equipment will be moved to reconnaissance drilling or to upgrade identified resources in other parts of the District. To date, the Company estimates that less than 5% of the potential exploration targets in the District have been drill tested.

OVERALL PERFORMANCE

During the year ended December 31, 2007, the Company recorded higher mill utilization at La Guitarra Mine, but fewer equivalent silver ounces were produced than in 2006. This lower production was a result of several factors: the lower grade ore and lower recoveries from the surface test mining operation during the first four months of the year, higher metal prices allowing a lower economic cut-off grade for mining, and the limited introduction of lower cost long hole mining allowing the economic mining of lower grade ores during the fourth quarter of 2007.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	12 Months Ended	12 Months Ended
	December 31, 2007	December 31, 2006
Tonnes milled	59,342	53,873
Equivalent silver ounces	572,788	777,710
Silver ounces	304,368	532,506
Gold ounces	5,177	4,705
Silver equivalent grade (g/t)	358	501
Average realized silver price US$	13.39	11.54
Average realized gold price US$	694.39	601.70
Gold$/silver$ equivalency factor	51.84	52.12

For reporting purposes silver and gold ounces produced are the ounces shipped in concentrate to third parties for processing. The difference in value between ounces shipped and final ounces paid are recorded as part of the third party treatment charge.

The Company will continue to test alternative mining techniques as it continues to collect data to be used in the ongoing Feasibility Study to determine the potential for expanded production at La Guitarra Mine. Much of the test work being conducted is to determine the most ef-ficient or lowest cost mining method for different areas of the mine. In addition it may be deemed necessary to run bulk tests of ores of various types to determine base line metal recoveries. As a result of these tests, during 2008, metal production may be highly variable as different grade ores are processed or recoveries are lower or higher than anticipated. Management feels that the long term value of the information obtained outweighs any short term reduction in production.

PRODUCTION COSTS

During the year ended December 31, 2007, cash costs and total production costs increased at La Guitarra Mine with a cash operating cost of US$6.12 (2006 – US$5.26), total cash cost of US$6.62 (2006 – US$5.61) and total production costs of US$8.36 (2006 – US$6.53) per equivalent silver ounce produced. During 2007 the mineral sales contract was renegotiated with the third parties responsible for the smelting and refining of La Guitarra Mine concentrate and the ultimate commercialization of the recovered metal. While the contract negotiated is similar in terms and costs to what other mining companies in Mexico pay for smelting and refining, it is not as favourable to the Company as the previous arrangement. The Company will continue to explore alternative more cost effective smelting, refining and commercialization options.

The following table summarizes the mining costs at La Guitarra Mine.

	12 Months Ended
	December 31,	12 Months Ended
	2007	December 31, 2006
Production (equivalent silver ounces) [1]	572,778	777,710
	US$	US$
Direct mining expenses	2,423,723	3,659,915
Third party processing and transportation	1,079,554	429,699
Cash Operating Cost [2]	6.12	5.26
Royalties [3]	288,394	269,682
Total Cash Cost [2]	6.62	5.61
Amortization	995,529	720,260
Total Production Cost [2]	8.36	6.53

1 Equivalent silver ounces contained in shipped concentrate.
2 Cash Operating Cost, Total Cash Cost and Total Production Cost are non-GAAP measures.
3 Royalties are a Net Smelter Royalty of 3.5% in accordance with an existing royalty agreement.

The direct mining costs per equivalent silver ounce produced was lower in 2007, US$4.23, than during 2006, US$4.71. The lower direct costs reflect the lower costs associated with surface and long hole mining. The higher cash costs and total production costs reflect the increased third party treatment costs, higher royalties per ounce as a result of higher metals prices and increased amortization costs.

SELECTED ANNUAL INFORMATION

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Total revenue	6,212,545	8,568,324	7,187,026
Operating profit	132,618	2,967,581	2,582,409
Net income (loss)	(5,738,367)	(1,492,392)	719,078
Net income (loss) per-share	(0.16)	(0.05)	0.03
Net income (loss) per-share fully diluted	(0.15)	(0.05)	0.03
Total assets	46,022,662	22,445,075	14,905,482
Total long term liabilities	1,411,800	3,005,842	2,636,481
Cash dividends per-share	–	–	–

Revenues are from operations at La Guitarra Mine and are recognized net of third party refining and treatment charges. Revenues are principally affected by mine production, grade, selling price and exchange rate fluc-tuations between the reporting currency, the Canadian Dollar, the selling currency, the US Dollar, and the Mexican Peso. See Note 2(f) “Foreign Currency Translation” of the Notes to Consolidated Financial Statements. Operating profit is net of all mining and other costs incurred by La Gui-tarra.

GENCO RESOURCES LTD.

RESULTS OF OPERATIONS

For the year ended December 31, 2007, revenues were $6,212,545 (2006 – $8,568,324), cost of sales was $6,079,927 (2006 – $5,600,743) and gross income from operations was $132,618 (2006 – $2,967,581). The Company posted a net loss of $5,738,367 (2006 – $1,492,382) and a net loss per share of $0.15 (2006 – $0.05) . Net income was significantly affected by two non-cash factors in 2007: the recognition of a stock compensation expense of $1,240,485 (2006 – $1,666,470) and a future income tax expense of $640,779 (2006 – $841,996). Together these two non-cash expenses contributed $1,881,264 (2006 – $2,508,466) to the total annual expenses.

Revenues during the year were affected by the lower metal production resulting from test mining of surface ores, a lower economic cut-off grade for mining as a result of strong metal prices and the lower economic cut-off grade allowed by the limited introduction of lower cost bulk mining methods in the underground mine. Higher realized metals prices and increased mill through-put during the year were not sufficient to compensate for the lower average grades mined.

The Company incurred higher administrative expenses in 2007 due to ongoing studies and other work related to future mine expansion. Overall, the Company continues to be profitable on its mining operations while posting a net loss due to continued mine expansion work and non-cash accounting items. The Company anticipates that administrative expenses will increase with the completion of the Feasibility Study and initiation of infrastructure construction and accelerated mine development.

The Company has entered into contracts with key members of its management team in order to secure their services through the critical periods of completing the mine feasibility study, financing, permitting, construction and commissioning of the planned mine expansion. These contracts were finalized and approved by the Company’s Compensation Committee in October 2007, and accepted for filing by the Toronto Stock Exchange as part of the Company’s listing in January of 2008, subject to shareholder approval as required by the Exchange’s rules. Under the terms of the contracts, bonuses are paid for meeting certain exploration, production and development targets. The amount of bonus paid in any year is capped. In the fourth quarter of 2007 the Company recognized an expense of $1,750,000 and registered a corresponding liability on the balance sheet for bonuses relating retroactively to 2006 and 2007. Because part of the bonus relates to exploration success and not all 2007 exploration results have been compiled as of the date of this MD&A, it is not known with certainty at this time that the total amount recognized for 2007 will be realized. However the Company believes that the exploration targets will be met.

During the year ended December 31, 2007, cash flows used in investing activities were $13,151,180 (2006 – $5,008,717) with the funds coming from financing activities, operations and cash. These funds were primarily used for exploration and development work at La Guitarra Mine and the purchase of additional mine and mill equipment.

Total assets were $46,022,662 at December 31, 2007, an increase of $23,170,247 during the period. Asset growth reflects the proceeds of financing activities, the ongoing development of the San Rafael Mine, development at Mina de Agua and District exploration. During the period current assets increased $11,365,934 to $16,169,407 (December 31, 2006 – $4,803,473) and the net working capital increased to $11,374,449 (De-cember 31, 2006 – $1,525,734), both the result of financing activities. As a result of increased mine development and exploration work at La Guitarra Mine, current liabilities increased $1,517,219 during the year to $4,794,958 on December 31, 2007. Long term liabilities were $3,108,684 on December 31, 2007, a decrease of $304,498.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected Company financial information for the last eight completed fiscal quarters.

	December 31	September 30	June 30	March 31
	2007	2007	2007	2007
	$	$	$	$
Total revenue	736,881	1,894,089	2,034,549	1,547,026
Operating profit	(2,385,455)	1,003,312	1,203,560	311,201
Net income (loss)	(3,225,992)	(837,921)	(835,877)	(838,577)
Net gain (loss) per-share	(0.09)	(0.02)	(0.02)	(0.03)
Net gain (loss) per-share fully diluted	(0.08)	(0.02)	(0.02)	(0.03)

	December 31	September 30	June 30	March 31
	2006	2006	2006	2006
	$	$	$	$
Total revenue	1,542,224	2,009,404	2,691,220	2,325,476
Operating profit	(335,498)	1,090,936	1,344,112	868,031
Net gain (loss)	(945,308)	(351,610)	142,734	(338,209)
Net gain (loss) per-share	(0.03)	(0.01)	0.00	(0.01)
Net gain (loss) per-share fully diluted	(0.03)	(0.01)	0.00	(0.01)

Fourth quarter revenues were impacted by reduced mineral shipments at year end and traditional reduced operating levels associated with the December holiday season in Mexico. Operating profits and net income were significantly affected by a foreign exchange loss from the weakening US dollar and the recognition of management contracts entered into during the quarter.

As of August 1, 2002 the Company adopted the standard of the Canadi-an Institute of Chartered Accountants (“CICA”) Handbook, “Stock-Based Compensation and Other Stock-Based Payments,” which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes model to estimate the fair value at the date of grant. The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the year ended December 31, 2007, the Company recorded a stock-based compensation expense of $1,240,485 (December 31, 2006 – $1,666,470).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2007 the Company had cash reserves of $12,556,146, current assets of $16,169,407 and net working capital of $11,374,449 (December 31, 2006 – $1,525,734). The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations. The Company’s cash is held in short term bank backed assets rated AAA or above. Management believes these investments are secure and do not expose the Company to significant risk.

GENCO RESOURCES LTD.

The following table summarizes the Company’s contractual obligations on December 31, 2007.

Contractual Obligations		Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
	$	$	$	$	$
Long term debt	2,274,179	675,336	1,104,793	494,050	Nil
Capital lease obligations	23,822	11,301	12,142	379	Nil
Operating leases	500,122	199,258	300,864	Nil	Nil
Other long term obligations	266,573	Nil	Nil	Nil	266,573
Total contractual obligations	3,064,696	885,895	1,417,799	494,429	266,573

Long term debt consists of debt incurred to purchase La Guitarra and heavy equipment loans. Leases include office equipment and office space. Other long term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico.

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. At this time the Company does not know of any demands, commitments or future events which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2007, consulting and management fees paid to directors and officers of the Company amounted to $2,232,006 (2006 – $386,152). Included in accounts payable at year end is $1,750,000 owing to directors and officers of the Company (December 31, 2006 – $14,035) reflecting the estimated amount of accrued bonuses payable for 2006 and 2007 under management contracts entered into in October 2007.

During the year ended December 31, 2007, directors of the Company exercised options to purchase 553,405 common shares at prices ranging from $0.75 to $2.25 each and the Company received $636,620. In addition, directors and officers of the Company exercised 10,700 share purchase warrants at a price of $0.90 and the Company received $9,630.

CRITICAL ACCOUNTING POLICIES

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements the Company uses Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Estimates are based on management’s knowledge of current events and actions the Company may undertake in the future. Actual results may differ from these estimates.

CHANGES IN ACCOUNTING POLICY

The Company’s accounting policy is described in the notes to the Company’s consolidated financial statements for the period ended December 31, 2007. Effective January 1, 2007, the Company has adopted the following new accounting standards issued by the CICA: “Financial Instruments – Recognition and Measurement” (Section 3855), “Financial Instruments – Disclosure and Presentation” (Section 3861), and “Comprehensive Income” (Section 1530). These new standards have been adopted prospectively. Adoption of these standards did not impact January 2, 2007 opening balances.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company held cash and cash equivalents at December 31, 2007, as shown in the Company’s consolidated financial statements. There were no off-balance sheet or other instruments.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares authorized, with 40,770,624 outstanding on December 31, 2007 and 40,985,272 as of the date of this MD&A.

On December 31, 2007 options to purchase 2,621,099 common shares and warrants to purchase 3,733,333 common shares were outstanding. As of the date of this MD&A options to purchase 4,009,099 common shares and 3,733,333 warrants to purchase common shares were outstanding.

CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner.

There have been no significant changes in the Company’s internal control over financial reporting during the year ended December 31, 2007.

Disclosure Controls

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of December 31, 2007 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTLOOK

The 2008 financial year is expected to be a significant year in the Company’s development. Continued exploration of the Temascaltepec District is planned as well as mine development at La Guitarra Mine and Mina de Agua. Planned areas of focus during 2008 include: infill drilling, metallurgical test work, mine development, environmental studies, mine planning and design, land acquisition, permitting, equipment procurement, training, infrastructure works and construction.

Management is dedicated to realizing the potential of the Temascaltepec District in the shortest time frame possible. It is common in the mining industry for projects the size of the envisioned expansion at La Guitar-ra Mine to take five to seven years or more to move from initial drilling through development and construction to final completion and commissioning. Drilling at La Guitarra Mine began in late 2006, and the Company’s management has developed an aggressive exploration, development and construction plan with new mill and mine commissioning scheduled for the second half of 2009.

During the year, management expects to continue work on infill drilling around La Guitarra Mine and at Mina de Agua in order to provide essential data for the completion of the Feasibility Study and development of a final mine plan for each area. As infill drilling at La Guitarra Mine is completed, the Company expects to move some of the drill equipment to other areas of the District to begin reconnaissance drilling aimed at identifying resources for potential future development.

GENCO RESOURCES LTD.

The Company has taken a proactive approach to the environment in the District which it expects will be advantageous in acquiring needed permits and in future community relations. Studies have been initiated not only in areas of interest but throughout the District to develop base line data to be used to measure any potential impact, positive or negative, anticipated or unanticipated as a result of the Company’s activities. A study has also been initiated to determine the existing and indigenous flora and fauna in the District for future rehabilitation works and the controlled reintroduction of wildlife.

As a result of delays originating with analytical labs (assay labs) the Feasibility Study originally expected to be available to management in June is now expected to be available in August. This delay in receiving information is unfortunate, but management is confident that this will not significantly affect permitting, financing or construction of the planned mine expansion and new mill.

In order to expand La Guitarra Mine, assist in mine design and planning, assure access for future exploration and mine development and provide security for the Company’s assets the Company has entered into negotiations with several community groups and private land owners to secure surface title to all the areas of immediate interest to the Company. These negotiations are expected to be ongoing throughout 2008. The Company is confident it will be able to secure title to the surface area it needs for the expansion of La Guitarra Mine prior to the completion of the Feasibility Study. As of the date of this MD&A the negotiations to purchase 420 hectares from the community of Godinez have been successfully concluded.

During 2008 the Company anticipates hiring additional contractors and staff to accelerate underground mine development at La Guitarra Mine and at Mina de Agua. This development will focus on accessing identified ore reserves and opening production faces for the anticipated production expansion to coincide with expanded milling capacity to come on line in 2009. With the completion of a mine plan the Company expects to begin development work to access bulk mineable surface and near surface ores.

At La Guitarra Mine, Genco anticipates significant infrastructure and construction projects during 2008 and 2009. Prior to the completion of the Feasibility Study, management plans to upgrade communication systems, expand maintenance capabilities, increase air supply to the mine and commission a new expanded assay lab. As part of the Feasibility Study several design projects have been undertaken. These include design work for a new expanded tailings impoundment, an updated and expanded mine plan, design work for the construction of a leach pad and associated infrastructure and the design of a new mill and cyanide circuit. In the second half of 2008, when the Feasibility Study and design works are complete, management plans to immediately initiate construction and infrastructure works aimed at having all works substantially complete by the end of 2009.

At Mina de Agua, new road access is planned for 2008 in order to reduce shipping times and costs associated with moving ore from Mina de Agua to La Guitarra Mill. Future plans at Mina de Agua include construction of office and maintenance facilities, expanded and upgraded electrical infrastructure and upgraded communications infrastructure.

Genco is aware that current high demand and prices for metals have lead to long lead times for the delivery of certain production and processing equipment as well as difficulties in obtaining technical assistance in a timely manner. In order to complete the planned expansion at La Gui-tarra with minimal delays management is taking a proactive approach to equipment sourcing and future construction. The Company has either purchased or entered into negotiations to purchase equipment identified as having long lead times. The most critical piece of equipment for mill expansion, ball mills, can take over 200 weeks from the placement of a firm order to delivery on site. For this reason, Genco purchased a used ball mill with a nominal capacity of 3,000 tonnes per day in February of 2008. The mill is currently being refurbished prior to shipment to site. Management is identifying contractors with the ability to complete the mine, mill and infrastructure expansions within the envisioned time frame.

During 2008 the Company plans to expand training programs at La Gui-tarra Mine in order to ensure that as the mine expands sufficient skilled labour is available. It is expected that, in the near term, it will be necessary to bring in skilled labour from other parts of Mexico to fill some positions created by mine expansion, but it is the Company’s intent to employ local labour whenever possible.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. The Company is confident the planned expansion of La Guitarra Mine is only the first step in unlocking the District’s potential.

QUALIFIED PERSON

All scientific and technical information concerning the Company’s projects which form the basis for disclosure regarding such projects contained in this MD&A was prepared by or under the supervision of an independent consultant to the Company, Glenn R. Clark, B.Sc. (Geology) and P.Geo., a “qualified person” for the purposes of NI 43-101 who has verified the data disclosed.

GENCO RESOURCES LTD.

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF GENCO RESOURCES LTD.

We have audited the consolidated balance sheets of Genco Resources Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Cinnamon Jang Willoughby & Company
Chartered Accountants

Burnaby, British Columbia, Canada
April 3, 2008

GENCO RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
As at December 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	December 31	December 31
	2007	2006
	$	$
Assets
Current assets
Cash	12,556,146	2,184,209
Accounts receivable	567,372	960,855
Taxes receivable	1,918,349	777,460
Inventory (Note 4)	708,447	481,821
Prepaid expenses and deposits	419,093	399,128
	16,169,407	4,803,473

Mineral property interests (Note 5)	45,975	44,974
Property, plant and equipment (Note 6)	29,807,280	17,596,628
Future income tax (Note 12)	–	407,340
	46,022,662	22,852,415

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,130,633	2,695,089
Current portion of long term debt (Note 7)	664,325	582,650
	4,794,958	3,277,739

Long term debt (Note 7)	1,411,800	1,992,789
Asset retirement obligation (Note 8)	214,109	171,057
Future income tax (Note 12)	1,482,775	1,249,336
	7,903,642	6,690,921

Shareholders’ equity
Share capital (Note 9)	43,352,639	21,357,790
Contributed surplus (Note 9)	7,638,029	1,936,985
Retained earnings (deficit)	(12,871,648)	(7,133,281)
	38,119,020	16,161,494
	46,022,662	22,852,415

Nature of operations (Note 1), subsequent events (Note 14) and contingency (Note 18).

On behalf of the board of directors:

See accompanying notes to the consolidated financial statements.

Genco Resources Ltd.

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT
For the 12 Months Ended December 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	December 31	December 31
	2007	2006
	$	$
Sales	6,212,545	8,568,324
Cost of sales	6,079,927	5,600,743
Gross profit	132,618	2,967,581

Operating expenses
Administration expenses	4,085,402	1,824,602
Stock-based compensation (Note 9)	1,240,485	1,666,470
	5,325,887	3,491,072

Operating income (loss)	(5,193,269)	(523,491)

Other income (expense)
Accretion on long term debt	(107,940)	(119,072)
Gain (loss) on sale of property	–	(5,105)
Interest and other income	334,628	48,281
	226,688	(75,896)

Net income (loss) before tax	(4,966,581)	(599,387)

Income tax expense (Note 10)
Current	131,007	51,009
Future	640,779	841,996
	771,786	893,005

Net income (loss)	(5,738,367)	(1,492,392)
Retained earnings (deficit), beginning	(7,133,281)	(5,640,889)

Retained earnings (deficit), ending	(12,871,648)	(7,133,281)

Earnings (loss) per share
Basic	(0.16)	(0.05)
Fully diluted	(0.15)	(0.05)
Weighted average number of common shares outstanding
Basic	36,415,304	28,322,405
Fully diluted	37,638,305	30,802,801

See accompanying notes to the consolidated financial statements.

Genco Resources Ltd.

CONSOLIDATED STATEMENTS OF
CASH FLOWS
For the 12 Months Ended December 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	December 31	December 31
	2007	2006
	$	$
Cash provided by (used for) operating activities
Net income (loss)	(5,738,367)	(1,492,392)
Adjustments
Accretion on long term debt	107,940	119,072
Amortization and accretion	975,160	769,886
Future income tax	640,779	841,996
Loss on disposal of property	–	5,105
Stock-based compensation (Note 9)	1,240,485	1,666,470
	(2,774,003)	1,910,137
Changes in non-cash working capital (Note 11)	448,966	(149,275)
	(2,325,037)	1,760,862

Cash provided by (used for) investing activities
Deferred exploration and development	(9,792,537)	(3,483,174)
Mine development changes in accounts payable	(7,419)	737,616
Mineral properties	(1,001)	(1,499)
Other investments	–	–
Purchase of property, plant and equipment	(3,350,223)	(2,261,660)
	(13,151,180)	(5,008,717)

Cash provided by (used for) financing activities
Long term debt principal repayments	(594,229)	(564,222)
Shares issued for cash (less costs)	26,455,408	5,271,529
	25,861,179	4,707,307

Increase (decrease) in cash during the period	10,384,962	1,459,452
Effect of changes in foreign exchange rates	(13,025)	–
Cash, beginning	2,184,209	724,757

Cash, ending	12,556,146	2,184,209

Supplementary cash flow information (Note 12)

See accompanying notes to the consolidated financial statements.

Genco Resources Ltd.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Genco Resources Ltd. (the “Company” or “Genco”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”). The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at C$1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at C$0.82 for the first instalment payment to the vendor. On September 1, 2005, September 1, 2006 and August 16, 2007, the Company made the second, third and fourth instalment payments of US$500,000 each in cash. La Guitarra is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

During the years ended December 31, 2007 and 2006, the Company experienced operating losses and negative operating cash flows, operations of the Company having been primarily funded by the issuance of share capital. Continued operations are dependent on the Company’s ability to complete public equity financing or generate profitable operations in the future.

	December 31	December 31
	2007	2006
	$	$

Deficit	(12,871,648)	(7,133,281)

Working capital	11,374,449	1,525,734

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern and reflect the policies below.

a)	Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been elimi- nated.

The Company is in the process of exploring, developing and operat- ing mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are depen- dent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b)	Cash and Cash Equivalents

Cash consists of deposits in the bank and highly liquid investments with an original maturity of 90 days or less.

c)	Share Option Plan

As of August 1, 2002 the Company adopted the standard of the Cana- dian Institute of Chartered Accountants (“CICA”) Handbook, “Stock- Based Compensation and Other Stock-Based Payments,” which has been applied prospectively. All stock-based awards made to non-em- ployees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black- Scholes model to estimate fair value.

d)	Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Concentrate inventory includes all direct costs of extracting the ore, direct labour, and all indirect pro- rated costs associated with operating La Guitarra Mine.

e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Straight line:
Automotive equipment	25.00%
Buildings	5.00%
Computer equipment	30.00%
Furniture and fixtures	10.00%
Leasehold improvements	20.00%
Mine equipment	12.00%
Mine infrastructure	Unit of production basis

Declining balance:
Computer equipment	30.00% to 45.00%
Office equipment	20.00%

GENCO RESOURCES LTD.

Significant costs related to property acquisitions including undevel- oped mineral interests are capitalized until the viability of the min- eral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated re- coverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commer- cial production of a new mine. Depletion of the mine properties is charged on a unit of production basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if es- timated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value, a write down is recorded with a charge to operations.

f)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dol- lar. The Company uses the temporal method of foreign currency trans- lation. Under the temporal method, foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determi- nation of earnings.

g)	Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted aver- age number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

h)	Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial state- ments and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and ac- tions the Company may undertake in the future, actual results may differ from the estimates.

i)	Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of met- als may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

j)	Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and develop- ment expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned or are placed for sale.

Although the Company has taken steps to verify title to mineral prop- erties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

k)	Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates ap- plicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

l)	Provision for Asset Retirement Obligation

On January 1, 2003 the Company adopted the standard of the CICA Handbook, “Asset Retirement Obligations,” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depre- ciated over the life of the asset. The amount of the liability is subject to remeasurement at each reporting date. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements.

3. ADOPTION OF NEW ACCOUNTING POLICIES

Effective January 1, 2007 the Company adopted the following new accounting standards issued by the CICA: “Financial Instruments – Recognition and Measurement” (Section 3855), “Financial Instruments – Disclosure and Presentation” (Section 3861), and “Comprehensive Income” (Section 1530). These new standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances.

a)	Financial Instruments – Recognition and Measurement (Section 3855)

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments. Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available- for-sale, or other financial liabilities, as described below:

i)	Held-for-trading

Financial assets and financial liabilities that are purchased and in- curred with the intention of generating profits in the near term are classified as held-for-trading. Any financial instrument can be designated as held-for-trading as long as its fair value can be reli- ably measured. These instruments are measured at fair value with subsequent changes in fair value included in earnings.

GENCO RESOURCES LTD.

The Company has classified cash and cash equivalents as held-for- trading, which accordingly are carried at their fair values. Held-for- trading assets are not subject to significant credit, foreign exchange or interest rate risk.

ii)	Held-to-maturity

Financial assets that have a fixed maturity date and fixed or deter- minable payments, where the Company intends and has the ability to hold the financial asset to maturity are classified as held-to-ma- turity and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of held-to- maturity financial assets are included in earnings.

Currently, the Company has no held-to-maturity financial assets.

iii)	Loans and receivables

Items classified as loans and receivables are measured at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in earnings.

The Company has classified receivables and deposits as loans and receivables, which are accordingly measured at amortized cost. Due to their short term natures, the fair values of loans and receiv- ables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

iv)	Available-for-sale

Available-for-sale assets are those financial assets that are not clas- sified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value. Any gains or losses arising from the change in fair value are recorded as other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

Currently, the Company has no available-for-sale financial assets.

v)	Other financial liabilities

Financial liabilities that are not classified as held-for-trading are classified as other financial liabilities, and are carried at amortized cost using the effective interest method. Any gains or losses aris- ing from the realization of other financial liabilities are included in earnings.

The Company has classified accounts payable and accrued liabilities and long term debt as other financial instruments, which are ac- cordingly carried at amortized cost. Due to its short term nature, the fair value of accounts payable and accrued liabilities approxi- mate their carrying value, and they are not subject to significant credit, foreign exchange or interest rate risk.

Long term debt consists of three instruments, one of which is a non-interest bearing promissory note of US$2,000,000 (December 31, 2006 – US$2,500,000). The promissory note has been recorded at its fair value based on equal payments of US$500,000 over eight years starting August 1, 2004 and discounted at 5% per annum.

b)	Financial Instruments – Disclosure and Presentation (Section 3861)

This section establishes standards for presentation of financial instru- ments and identifies the information which should be disclosed about them. Under the new standards, policies followed for years prior to the effective date are generally not reversed, and therefore the compara- tive figures have not been restated.

c)	Comprehensive Income (Section 1530)

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income. Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income, which is pre- sented (if applicable) as a new category in shareholders’ equity. The Company did not have any transactions during the year ended 2007 that give rise to other comprehensive income, and therefore has no balance of accumulated other comprehensive income.

d)	Risk Management

Because the financial instruments are not subject to significant foreign exchange or interest rate risk, the Company has not adopted risk man- agement policies.

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, prepaid expenses and deposits, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to sig-nificant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

4. INVENTORY

	December 31	December 31
	2007	2006
	$	$
Concentrate	311,735	117,879
Major spares	115,942	–
Parts and supplies	280,770	363,942
	708,447	481,821

5. MINERAL PROPERTY INTERESTS

	December 31	December 31
	2007	2006
	$	$
Oest Property	25,975	24,974
Transvaal Property	20,000	20,000
	45,975	44,974

Oest Property – Lyon County, Nevada, USA

The Company owns eight patented and six unpatented claims in the Devil’s Gate-Chinatown Mining District. The Company spent $1,001 maintaining these claims during the twelve months ended December 31, 2007 (December 31, 2006 – $1,499).

GENCO RESOURCES LTD.

Transvaal Property – Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the twelve months ended December 31, 2007 (De-cember 31, 2006 – Nil).

As of December 31, 2007, the Company still maintains the properties in good standing for further exploration and development or potential sale.

6. PROPERTY, PLANT AND EQUIPMENT

		December 31, 2007
		Accumulated
	Cost	Amortization	Net
	$	$	$
Automotive	453,592	171,114	282,478
Buildings	1,124,566	207,324	917,242
Computer equipment	160,142	62,314	97,828
Furniture and fixtures	114,867	37,418	77,449
Leasehold improvements	140,238	45,112	95,126
Mine equipment	4,925,804	753,496	4,172,308
Mine infrastructure	14,647,537	1,308,312	13,339,225
Mine reclamation	122,132	22,423	99,709
	21,688,878	2,607,513	19,081,365
Work in progress
Construction	2,797	–	2,797
Exploration	10,723,118	–	10,723,118
	10,725,915	–	10,725,915

	32,414,793	2,607,513	29,807,280

		December 31, 2006
		Accumulated
	Cost	Amortization	Net
	$	$	$
Automotive	220,220	121,519	98,701
Buildings	930,277	173,556	756,721
Computer equipment	103,576	56,965	46,611
Furniture and fixtures	63,258	30,724	32,534
Leasehold improvements	44,250	34,663	9,587
Mine equipment	1,881,007	551,861	1,329,146
Mine infrastructure	11,794,987	718,012	11,076,975
Mine reclamation	120,948	21,779	99,169
	15,158,523	1,709,079	13,449,444
Work in progress
Construction	128,980	–	128,980
Equipment not amortized	235,073	–	235,073
Exploration	3,783,131	–	3,783,131
	4,147,184	–	4,147,184

	19,305,707	1,709,079	17,596,628

During the year ended December 31, 2007, the Company recorded amortization of $975,160 (2006 – $769,886).

7. LONG TERM DEBT

Long term debt consists of the following instruments:

a)	La Guitarra Acquisition Promissory Note

Pursuant to the acquisition of La Guitarra, the Company agreed to pay US$4,000,000 (C$5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US$500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2008 is C$498,150 and is recorded as a current liability. Principal payments due over the next five years are US$2,000,000. The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

b)	Equipment Loan 1

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$8,523 (C$8,421) principal and interest and matures on August 2, 2009. Principal payments due over the next five years are US$137,500 (C$135,863).

c)	Equipment Loan 2

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$6,956 (C$6,876) principal and interest and matures on August 2, 2009. Principal payments due over the next five years are US$112,213 (C$110,877).

	2007	2006
	$	$
La Guitarra acquisition promissory note	1,788,497	2,575,439
Equipment loan 1	160,102	–
Equipment loan 2	127,526	–
	2,076,125	2,575,439
Less: current portion	664,325	582,650
	1,411,800	1,992,789

8. PROVISION FOR ASSET RETIREMENT OBLIGATION

	December 31	December 31
	2007	2006
	$	$
Balance, beginning	171,057	198,542
Accretion expense for the period	20,499	7,421
Change in estimate	22,553	(34,906)
Balance, ending	214,109	171,057

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2007 the Company’s undiscounted future asset retirement obligation estimate was $1,443,460. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The present value of the provision has been calculated using a risk-free discount rate.

GENCO RESOURCES LTD.

9. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value.

	Number of		Contributed
	Common Shares	Share Capital	Surplus
		$	$
Issued and outstanding:

Balance, December 31, 2005	25,917,855	15,740,114	616,662
Exercise of stock options	744,872	966,674	(346,147)
Exercise of warrants	4,616,001	4,651,002	–
Stock-based compensation	–	–	1,666,470

Balance, December 31, 2006	31,278,728	21,357,790	1,936,985
Private placement	6,666,666	18,175,723	5,189,333
Exercise of stock options	1,036,155	2,208,958	(728,775)
Exercise of warrants	1,789,075	1,610,168	–
Stock-based compensation	–	–	1,240,486

Balance, December 31, 2007	40,770,624	43,352,639	7,638,029

During the year ended December 31, 2007, the Company issued 6,666,666 units at $3.75 per unit for total proceeds of $25,000,000. Each unit consisted of one common share and one half share purchase warrant entitling the holder to acquire one additional common share for $5.25 for a period of two years.

a)	Options

The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to em- ployees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price ranging from 49% to 65%, an annual risk free interest rate ranging from 4.00% to 4.25% and vesting over various periods from immediately to 5 years. The fair value of the stock options granted during the year ranged from $1.40 to $1.85 (2006 – $0.84 to $1.18) per stock option. As of December 31, 2007 2,208,374 (2006 – 1,747,474) stock options were exercisable.

A summary of the Company’s options at Decembr 31, 2007 is pre- sented as follows:

		Weighted Average
	Number of	Exercise Price
	Common Shares	Per Share
		$

Balance, December 31, 2005	2,183,194	0.86
Granted	1,637,932	2.07
Exercised	(744,872)	0.83
Expired or cancelled	(13,750)	1.15

Balance, December 31, 2006	3,062,504	1.51
Granted	719,000	3.43
Exercised	(1,036,155)	1.43
Expired or cancelled	(124,250)	2.14

Balance, December 31, 2007	2,621,099	2.04

b)	Warrants

A summary of the Company’s warrants at December 31, 2007 is pre- sented as follows:

		Weighted Average
	Number of	Exercise Price
	Common Shares	Per Share
		$

Balance, December 31, 2005	6,405,076	0.98
Exercised	(4,616,001)	1.01

Balance, December 31, 2006	1,789,075	0.90
Granted	3,733,333	5.25
Exercised	(1,789,075)	0.90

Balance, December 31, 2007	3,733,333	5.25

10. INCOME TAX

The following table reconciles the expected income tax payable (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2006.

	December 31	December 31
	2007	2006
	$	$
Net income (loss) before tax	(4,966,581)	(599,387)
Income tax rate	34.12%	34.12%
Expected income tax expense (recovery) at above rates	(1,694,597)	(204,511)
Increase (decrease) due to:
Impact of lower statutory rates on foreign subsidiaries	(37,862)	(153,992)
Non-deductible stock compensation expense	423,253	568,600
Non-deductible accretion on long term debt	36,829	40,627
Non-deductible expenses	13,502	13,147
Effect of the expiry of tax losses	(26,932)	(26,308)
Write down of previously recognized future income
tax asset	407,340	–
Valuation allowance	1,650,253	654,247

Provision for income taxes	771,786	891,810

	December 31	December 31
	2007	2006
	$	$
The provision for income taxes consists of:
Current income taxes	131,007	51,009
Future income taxes	640,779	840,801
	771,786	891,810

GENCO RESOURCES LTD.

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided. Subsequent to the year end the Canadian federal and provincial statutory income tax rate was decreased from 34.12% to 31.5% .

The following tables reflect future income tax assets and liabilities as at December 31, 2007 and 2006:

	December 31	December 31
	2007	2006
	$	$
Future income tax liabilities
Unclaimed non-capital losses	3,532,144	1,741,366
Accounting value of mineral properties in excess of tax	(5,034,893)	(3,038,598)
Non-deductible reclamation costs and other	19,974	47,896
	(1,482,775)	(1,249,336)

	December 31	December 31
	2007	2006
	$	$
Future income tax assets
Non-capital loss carryforwards	2,983,925	1,741,011
Valuation allowance	(2,983,925)	(1,333,671)
	–	407,340

The Company has non-capital loss carryforwards expiring in the following years:

	Canada	Mexico	Total
	$	$	$
2008	86,180	–	86,180
2009	96,951	–	96,951
2010	297,849	–	297,849
2013	–	2,342,726	2,342,726
2014	894,865	2,082,431	2,977,296
2015	1,664,483	–	1,664,483
2016	–	1,174,369	1,174,369
2017	–	7,015,272	7,015,272
2026	1,472,346	–	1,472,346
2027	4,232,709	–	4,232,709
	8,745,383	12,614,798	21,360,181

11. CHANGES IN NON-CASH WORKING CAPITAL

	December 31	December 31
	2007	2006
	$	$
Accounts receivable	393,483	268,966
Taxes receivable	(1,140,889)	(960,855)
Inventory	(226,626)	(96,151)
Prepaid expenses and deposits	(19,965)	(348,544)
Accounts payable	1,435,544	1,961,170
Other current liabilities	–	(236,245)
	441,547	588,341

Less: mine development changes in accounts payable	(7,419)	737,616
	448,966	(149,275)

12. SUPPLEMENTARY CASH FLOW INFORMATION

	December 31	December 31
	2007	2006
	$	$
Interest received	277,350	48,280
Interest paid	8,684	–
Income taxes paid	–	51,009
Cash and cash equivalents	12,556,146	2,184,209

13. RELATED PARTY TRANSACTIONS

During the twelve month period ended December 31, 2007, the Company entered into contracts and paid $2,232,006 in consulting fees, management fees and bonuses to directors and officers (December 31, 2006 – $386,152). Included in accounts payable at the year end is $1,750,000 owing to directors and officers of the Company (December 31, 2006 – $14,035).

During the twelve month period ended December 31, 2007, directors and officers of the Company exercised 553,405 options ranging from $0.75 to $2.25 each and paid $636,620. In addition, directors and officers of the Company exercised 10,700 share purchase warrants at a price of $0.90 each and paid $9,630.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

14. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2007:

a)	On January 18, 2008 the Company announced that effective Janu- ary 21, 2008 its shares would no longer trade on the TSX Venture exchange and the Company’s shares would trade on the TSX.

b)

On February 4, 2008 the Company announced that it had entered into an agreement with Industrias Penoles S.A de C.V. to purchase the mining concessions in the Temascaltepec Mining District covering 354 hectares and an associated net smelter royalty. The consideration paid for the concessions and royalty was US$1,000,000 and 134,648 Genco common shares with a deemed value of US$400,000.

c)

On February 7, 2008 the Company announced that it had entered into an agreement with the community of Godines to purchase surface rights covering 420 hectares in the Temascaltepec Mining District. These surface rights cover parts of the La Guitarra, Nazareno and Co- loso areas of the District. These surface rights cover the northwest por- tion of the outcropping Creston bulk tonnage target and the historical Nazareno Mine area.

d)

On March 14, 2008 the Company announced that it had made a stra- tegic investment in Chief Consolidated Mining Company (“Chief”). Chief owns the past producing Burgin and Trixie Mines and mining concessions covering approximately 16,000 acres in the Tintic Min- ing District located in Utah, United States of America. The Company acquired approximately 65% of the outstanding shares of Chief for payment of approximately $4,900,000, which the Company believes to be the fair value of Chief’s assets. The Company also announced that it would enter into negotiations with Andover Ventures Inc. for the sale of all or part of its investment in Chief and its assets.

GENCO RESOURCES LTD.

During 2001 the Environmental Protection Agency (“EPA”) placed Eureka Mills Superfund Site on the National Priorities List. According to the EPA, samples indicate that approximately 150 acres of soil in the Town of Eureka, Utah, the location of Chief’s principal executive of-fices and operations, were contaminated with lead and, to a lesser extent, arsenic.

In February 2005 Chief agreed to a judgment and Consent Decree against it by the EPA in the amount of $60 million which will remain in effect until it has complied with all the requirements thereof. However, as explained below, such judgment will be satisfied by Chief complying with its material obligations under the Decree, namely:

i)

providing an annual report to the EPA each year for five years listing all insurance claims, the actions it is taking to recover the amounts and any recovery obtained until all such claims are exhausted;

ii)

using its best efforts to sell its property, other than any geologically prospective properties and the Burgin and Trixie Mines, and upon the sale of any such property, paying to the EPA 100% of the net sales proceeds up to $350,000 and 50% thereafter;

iii)	paying the EPA 15% of Chief’s net income in excess of $2 million during any calendar year until February 2010; and

iv)	paying the EPA 15% of any proceeds in excess of $2 million from a sale of Chief or all or substantially all of its assets.

e)

On March 25, 2008 the Company released the results of underground drilling in the San Rafael area of La Guitarra Mine. The Company also announced that it had commissioned the construction of an 800 sam- ple per day assay lab. This new assay lab is expected to provide suf- ficient capacity for the planned expansion of operations at La Guitarra Mine.

f)

On March 26, 2008 the Company announced the results of reconnais- sance drilling in the Temascaltepec Mining District. Drilling was con- ducted on the Socorro Vein system in the San Simon area and on the Jessica Vein system in the Coloso Area.

g)

The Company granted 1,472,500 stock options to purchase common shares to directors, consultants and employees of the Company. Each stock option is exercisable at a price of $4.00 for one common share for a period of five years.

15. ECONOMIC DEPENDENCE

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at December 31, 2007 is $368,969 (December 31, 2006 – $755,996) owing from Compania Minera Pena de Bernal.

16. SEGMENTED INFORMATION

The Company has one reportable operating segment, being the acquisition and exploration and future development of mineral properties. All revenues and cost of sales relate to the sale of concentrate ore in Mexico.

The Company’s property and equipment and deferred costs by geographic location are as follows:

	December 31	December 31
	2007	2006
	$	$
Canada	1,806,166	256,469
United States	–	–
Mexico	28,001,114	17,340,159
	29,807,280	17,596,628

17. COMPARATIVE AMOUNTS

Certain of the prior years’ comparative amounts have been reclassified to conform to the presentation adopted in the current year.

18. CONTINGENCY

The Company has recorded value added tax receivable in Mexico in the amount of $1,636,453. Subsequent to December 31, 2008 the Company received an assessment from the Service of Tax Administration advising that the refund was rejected. Management has appealed the decision and expects that the amount will be fully recoverable.

19. RECENT ACCOUNTING PRONOUNCEMENTS

This Note details recent accounting pronouncements that impact these and future financial statements.

a)	International Financial Reporting Standards (“IFRS”)

In 2006 the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan out- lines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and an- nual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Com- pany has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably esti- mated at this time.

b)	Inventories

In March 2007 the AcSB approved a new standard with respect to inventories effective for fiscal years beginning on or after January 1, 2008. The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first- out inventory costing methodology; and requires that, when circum- stances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The adoption of this new standard is not expected to have a material impact on the Company’s earnings.

GENCO RESOURCES LTD.

c)	Capital Disclosures

As a result of new Section 1535, “Capital Disclosures,” the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualita- tive information regarding an entity’s objectives, policies and proce- dures for managing capital. This Section is applicable for the fiscal year beginning on January 1, 2008.

d)	Disclosure and Presentation of Financial Instruments

New accounting recommendations for disclosure and presentation of financial instruments are effective for the Company beginning Janu- ary 1, 2008. The new recommendations require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

e)	Goodwill and Intangible Assets

The AcSB has also issued a new Section 3064, “Goodwill and Intan- gible Assets,” to replace current Section 3062, “Goodwill and Other Intangible Assets.” The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intan- gible assets. AcSB 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending December 31, 2009.

GENCO RESOURCES LTD.

Corporate and Shareholder
Information

Directors	Auditors
Robert Gardner, Q.C.	Cinnamon, Jang, Willoughby & Co.
Chairman of the Board of Directors	MetroTower II
Suite 900, 4720 Kingsway
James M. McDonald	Burnaby, British Columbia
Director	V5H 4N2
Member of the Governance Committee

W. Gordon Blankstein
Director	Legal Counsel
Northwest Law Group
Richard W. Hughes	Suite 1880, 1055 W. Georgia St.
Director	Vancouver, British Columbia
Member of the Audit, Compensation and	V6E 3P9
Corporate Governance Committees

Leslie Goodman
Director	Transfer Agent and Registrar
Member of the Audit Committee	Computershare Trust Company of Canada
Suite 200, 510 Burrard St.
Brian R.D. Smith, Q.C.	Vancouver, British Columbia
Director	V6C 3B9
Member of the Audit and Governance Committees

Eduardo Luna
Director	Stock Exchange Listings and Symbols
Member of the Compensation Committee	TSX.V: GGC
Frankfurt: GSB
James R. Anderson
Director
Member of the Compensation and Corporate	Qualified Person
Governance Committees	The qualified person responsible for technical data disclosed in this Annual Report is Glenn R. Clark, P.Eng., of Glenn Clark and Associates Limited, of Cobourg, Ontario. He is an arm’s length consultant to Genco and has prepared or supervised the preparation of the information that forms the basis for this Annual Report and verified the data disclosed.

Officers
Gregory K. Liller
President

Wayne Moorhouse
Chief Financial Officer and Corporate Secretary

Corporate Headquarters	Quality Assurance Program & Quality Control Measures
Genco Resources Ltd.
Suite 550, 999 W. Hastings St.	Genco’s news release dated March 26, 2008 contains details of its Quality Assurance Program and Quality Control measures applied to its exploration programs.
Vancouver, British Columbia
V6C 2W2
Tel: 604 682 2205
Fax: 604 682 2235
www.gencoresources.com	Reserve Report
info@gencoresources.com	Genco’s most recent report on its La Guitarra Property is dated May 15, 2007 and entitled Review Of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico by Glenn R. Clark, P.Eng., a copy of which has been filed on SEDAR at www.sedar.com. It contains particulars of the geology and exploration of, and resources and reserves contained in, the Property.

La Guitarra Compania Minera, S.A. de C.V. Domicilio conocido de origen, S/N Carretera a Valle de Bravo Temascaltepec de González, México C.P. 51300

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains certain forward-looking statements that in- volve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations and intentions. The words “may,” “would,” “could,” “will,” “intend,” “plan,” “believe,” “estimate,” “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achieve- ments that may be expressed or implied by such forward-looking state- ments, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume, any obligation to update these forward-looking statements. Risks and uncertainties may include, but are not limited to, changes in gen- eral economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of ser- vices and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labor laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral compa- nies and companies doing business in multiple political jurisdictions.

KOMATSU

Genco Resources Ltd.

Suite 550, 999 W. Hastings St.
Vancouver, British Columbia
Canada V6C 2W2